Exhibit 12.1

TRANSDIGM GROUP INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Fiscal Years Ended September 30,					Twenty Six Week Periods Ended
	2010	2009	2008	2007	2006	April 2, 2011	April 3, 2010
Earnings:
Total earnings	163,445	162,902	133,126	88,645	25,117	48,459	68,804
Income tax provision	87,390	88,100	73,476	53,426	16,318	75,670	38,780

Pre Tax Earnings	250,835	251,002	206,602	142,071	41,435	124,129	107,584
Fixed charges:
Interest charges	112,234	84,398	92,677	91,767	76,732	86,693	56,928
Interest factor of operating rents	1,398	1,095	1,052	931	698	949	683

Total fixed charges	113,632	85,493	93,729	92,698	77,430	87,642	57,611
Earnings as adjusted	364,467	336,495	300,331	234,769	118,865	211,771	165,195
Ratio of earnings to fixed charges	3.2	3.9	3.2	2.5	1.5	2.4	2.9

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges. Fixed charges consists of interest expense, amortization of debt issue costs and the portion (approximately 33%) of rental expense that management believes is representative of the interest component of rental expense.